Exhibit 99.7

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statement Nos. 333-126039, 333-126040, 333-151243, 333-151251, 333-174376, 333-181116, 333-188805 and 333-195816 on Form S-8 and 333-207371 on Form F-3 of our reports dated February 25, 2016 relating to the consolidated financial statements of Goldcorp Inc. and subsidiaries and the effectiveness of Goldcorp Inc.’s internal control over financial reporting appearing in this Annual Report on Form 40-F of Goldcorp Inc. for the year ended December 31, 2015.

/s/ Deloitte LLP
Chartered Professional Accountants Vancouver, Canada
March 29, 2016